EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

						Nine Months
						Ended
	1999	2000	2001	2002	2003	September 30, 2004
Consolidated pretax income	$109,336	$134,840	$218,336	$309,340	$396,217	$344,537
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(263)	(163)	(26)	(2,689)	94	(5,780)
Amortization of capitalized interest	19,027	27,581	31,878	32,162	38,263	28,387
Interest	52,764	62,610	55,327	49,086	50,125	40,113
Less interest capitalized during the period	(24,397)	(34,105)	(31,675)	(39,695)	(42,602)	(39,088)
Interest portion of rental expense	4,522	6,065	7,190	6,679	5,973	4,275
Net amortization of debt discount and premium and issuance expense	33	—	—	—	—	—

EARNINGS	$161,022	$196,828	$281,030	$354,883	$448,070	$372,444

Interest	$52,764	$62,610	$55,327	$49,086	$50,125	$40,113
Interest portion of rental expense	4,522	6,065	7,190	6,679	5,973	4,275
Net amortization of debt discount and premium and issuance expense	33	—	—	—	—	—

FIXED CHARGES	$57,319	$68,675	$62,517	$55,765	$56,098	$44,388

Ratio of earnings to fixed charges	2.81	2.87	4.50	6.36	7.99	8.39